EXHIBIT 99.1

Explanation of Significant Change

         As used in the following explanation, words such as "anticipate," "expect," "estimate," "believes" and similar expressions are intended to identify forward-looking statements regarding events and financial trends which may affect the Registrant's future operating results and financial condition. Such statements are subject to risks and uncertainties that could cause the Registrant's actual results and financial condition to differ materially. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date made. The financial results reported herein are based on management's review of the Registrant's financial records which have been submitted to its auditors and which are currently being reviewed by the auditors and the Registrant. Although management believes that these figures fairly represent the Registrant's financial condition as of March 31, 1999, they are subject to the final audited figures and report of the auditors to be filed within 15 days of the date hereof as part of the Registrant's Form 10-KSB.

         The Registrant anticipates reporting a net loss for its fiscal year ended March 31, 1999 of $2.1 million compared with a net loss for its fiscal year ended March 31, 1998 of $14,314. The primary reason for this increased loss was a 6.3% decrease in revenue from $6.4 million to approximately $6.0 million, a 14.3% increase from $4.2 million to approximately $4.8 million in costs of revenue and additional expenses of approximately $1.0 million for the period ended March 31, 1999. The decrease in revenues for this period was due to increased competition, the economic downturn in Asia and the Registrant's transition of its business model from primarily a translation service bureau to a technology based translation and localization products and services company. The increase in costs of revenue was due primarily to increased spending on engineering and production personnel and space in anticipation of increased business levels which did not materialize. The Registrant also increased its spending on marketing and advertising and increased the size of its sales and support staff. The Registrant also incurred additional charges which were the result of several factors not directly related to current sales but which management believes were necessary to implement its current business strategy. These factors included the cost of establishing certain strategic product and technology development alliances, severance costs related to the departure of several senior managers, the establishment and subsequent closing of a foreign branch and increased professional service fees.

         Management believes that most of the causes of the significant loss incurred during the fiscal year ended March 31, 1999 have been eliminated or their effects reduced. A more complete description of the Registrant's results of operations and financial condition for its fiscal year ended March 31, 1999 will be presented as part of its Form 10-KSB to be filed within 15 days of the date of this report.